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Exhibit 99.1

DragonWave Reports First Quarter Fiscal Year 2016 Results

        OTTAWA, CANADA — July 8, 2015 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the first quarter of fiscal year 2016. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        Revenue for the first quarter of fiscal year 2016 was $26.3 million, compared with $43.7 million in the fourth quarter of fiscal year 2015 and $28.8 million in the first quarter of fiscal year 2015. Revenue from the Nokia channel represented 52% of revenue in the first quarter of this fiscal year, versus 46% in the fourth quarter of fiscal year 2015 and 61% in first quarter of fiscal year 2015.

        Gross profit in the first quarter of fiscal year 2016 was 21.1%, compared with 19.4% in the fourth quarter of fiscal year 2015 and 20.5% in the first quarter of fiscal year 2015.

        Net loss attributable to shareholders in the first quarter of fiscal year 2016 was ($6.0) million or ($0.08) per basic and diluted share. This compares to a net loss attributable to shareholders of ($2.3) million or ($0.03) per basic and diluted share in the fourth quarter of fiscal year 2015 and ($6.6) million or ($0.11) per basic and diluted share in the first quarter of fiscal year 2015.

        Key achievements in the quarter include:

  •
  DragonWave Harmony Enhanced solution selected for 3G/4G network in India;

  •
  Scaled the manufacturing run rate of our Harmony Enhanced product in response to strong market demand;

  •
  Received additional multi-million dollar turnkey purchase orders from pan-India broadband service provider;

  •
  Received first small-cell order for another Tier 1 North American carrier; and

  •
  Small cell trial activity is increasing with fifteen active trials worldwide.

        "We are pleased with the increased demand as we move into our second quarter. Momentum is such that we anticipate revenue growth of between 30% and 60% in Q2 relative to Q1. From a full year outlook perspective, the start to the year has not been as strong as expected, but we anticipate solid growth in the second half," said DragonWave President and CEO, Peter Allen.

        Cash and cash equivalents totaled $18.9 million at the end of the first quarter of fiscal year 2016, compared to $23.7 million at the end of the fourth quarter of fiscal year 2015.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on July 9, 2015.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products, as well as our expectations regarding Q2 and full year FY2016 revenues. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry. Our guidance on Q2 revenue is subject to assumptions, including the timing of orders from our principal channel partner. Our outlook on full year FY2016 revenues is also subject to assumptions, including the progression of roll-outs with two Tier 1 mobile operators, levels of ongoing demand from our principal channel partner, and the capacity of our supply chain to scale to meet demand.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated July 8, 2015 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Russell Frederick Chief Financial Officer DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at May 31, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	18,908	23,692
Trade receivables	35,925	48,626
Inventory	35,133	24,294
Other current assets	4,708	5,834
Deferred tax asset	61	61

	94,735	102,507
Long Term Assets
Property and equipment	4,671	4,322
Deferred tax asset	1,473	1,485
Deferred financing cost	5	18
Intangible assets	776	794
Goodwill	11,927	11,927

	18,852	18,546
Total Assets	113,587	121,053

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	37,506	40,163
Deferred revenue	858	830
Capital lease obligation	583	514

	38,947	41,507
Long Term Liabilities
Debt facility	33,700	32,400
Other long term liabilities	990	1,139
Warrant liability	717	1,239

	35,407	34,778
Shareholders' equity
Capital stock	220,968	220,952
Contributed surplus	8,661	8,388
Deficit	(181,875)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' equity	38,136	43,801
Non-controlling interests	1,097	967

Total Equity	39,233	44,768
Total Liabilities and Equity	113,587	121,053

Shares issued & outstanding	75,315,330	75,290,818

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended
	May 31, 2015	May 31, 2014
REVENUE	26,340	28,771
Cost of sales	20,791	22,885

Gross profit	5,549	5,886

EXPENSES
Research and development	3,885	4,265
Selling and marketing	3,244	3,365
General and administrative	3,834	4,426

	10,963	12,056

Loss before amortization of intangible assets and other items	(5,414)	(6,170)
Amortization of intangible assets	(183)	(309)
Accretion expense	(71)	(40)
Interest expense	(531)	(425)
Gain on change in estimate	—	101
Fair value adjustment — warrant liability	522	150
Foreign exchange (loss) gain	(80)	121

Loss before income taxes	(5,757)	(6,572)
Income tax expense	67	95

Net Loss	(5,824)	(6,667)
Net (Income) Loss Attributable to Non-Controlling Interest	(130)	35

Net Loss attributable to shareholders	(5,954)	(6,632)
Net loss per share
Basic	(0.08)	(0.11)
Diluted	(0.08)	(0.11)
Weighted Average Shares Outstanding
Basic	75,298,537	58,194,153
Diluted	75,298,537	58,194,153

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  Exhibit 99.1
DragonWave Reports First Quarter Fiscal Year 2016 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)